FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2007

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item 1	Press Release dated January 23, 2007, titled “CN reports 15 per cent rise in adjusted Q4 2006 diluted EPS and record 2006 annual revenues, operating ratio and free cash flow”.

Item 1

News
North America’s Railroad	FOR IMMEDIATE RELEASE

Stock symbols: TSX: CNR / NYSE: CNI

www.cn.ca

CN reports 15 per cent rise in adjusted Q4 2006 diluted EPS (1) and record 2006 annual revenues, operating ratio and free cash flow (1)

MONTREAL, Jan. 23, 2007 — CN today reported its financial and operating results for the fourth quarter and year ended Dec. 31, 2006.

Fourth-quarter and 2006 annual financial highlights

  Quarterly net income up 16 per cent to C$499 million, with diluted earnings per share rising 22 per cent to C$0.95. Included in the 2006 results was a deferred income tax recovery of C$27 million (C$0.05 per diluted share) attributable to the resolution of matters relating to prior years’ income taxes;

  Adjusted fourth-quarter net income, excluding the deferred income tax recovery, was C$472 million, or C$0.90 per diluted share – a 10 per cent increase in adjusted net income and 15 per cent rise in adjusted diluted EPS; (1)

  2006 net income of C$2,087 million, an increase of 34 per cent, with diluted EPS rising 41 per cent to C$3.91. Included in the 2006 results was a deferred income tax recovery of C$277 million, or C$0.51 per diluted share, attributable to lower corporate tax rates in Canada and to the resolution of matters relating to prior years’ income taxes;

  Adjusted 2006 net income, excluding the deferred income tax recovery, was C$1,810 million, or C$3.40 per diluted share – a 16 per cent increase in adjusted net income and 23 per cent increase in adjusted diluted EPS; (1)

  Record annual revenues of C$7,716 million and operating ratio of 60.7 per cent, and

  Record annual free cash flow of C$1,343 million. (1)

E. Hunter Harrison, president and chief executive officer of CN, said: “The year 2006 was a strong one for CN, with the company generating record revenues and free cash flow and its best-ever annual operating ratio.

“These accomplishments were achieved in the face of some severe weather conditions during the fourth quarter of the year that disrupted our main lines and the operations of key customers in western Canada.

“The strength of 2006 positions CN well for 2007. The year ahead is one of opportunity for the company, and we’ll have the people, network capacity, locomotives and freight cars in place to take advantage of new traffic.”

Net income for the quarter was C$499 million, or C$0.95 per diluted share, including a deferred income tax recovery of C$27 million (C$0.05 per diluted share) attributable to the resolution of matters relating to prior years’ income taxes. Excluding the deferred income tax recovery, adjusted quarterly net income was C$472 million, or C$0.90 per diluted share. (1)

Fourth-quarter operating income rose by five per cent to C$756 million, while CN’s operating ratio for the period was 61.1 per cent, an improvement of seven-tenths of a point.

Fourth-quarter 2006 revenues increased three per cent to C$1,942 million. Revenues benefited from strength in coal, grain and fertilizers, petroleum and chemicals, and intermodal groups. Fourth-quarter revenues were affected by the unfavourable C$35-million translation impact of the stronger Canadian dollar on U.S. dollar-denominated revenues.

Revenue ton-miles, a measurement of the relative weight and distance of rail freight transported by the company, increased by one per cent in fourth-quarter 2006 compared with the same period in 2005. Freight revenue per revenue ton-mile, a measurement of yield, defined as revenue earned from the movement of a ton of freight over one mile, increased by two per cent in fourth-quarter 2006 compared with the same period of 2005.

Operating expenses for the quarter increased by two per cent to C$1,186 million, and benefited from the favourable C$20-million impact of the stronger Canadian dollar on U.S. dollar-denominated operating expenses.

The stronger Canadian dollar reduced fourth-quarter net income by approximately C$10 million, or C$0.02 per diluted share.

2006 results

Net income for the year increased 34 per cent to C$2,087 million, with diluted earnings per share rising 41 per cent to C$3.91. Included in the 2006 results was a deferred income tax recovery of C$277 million (C$0.51 per diluted share), resulting from the enactment of lower federal and provincial corporate tax rates in Canada, and the resolution of matters pertaining to prior years’ income taxes.

Adjusted 2006 net income, excluding the deferred income tax recovery, was C$1,810 million, or C$3.40 per diluted share. (1)

Operating income for the year grew by 15 per cent to C$3,030 million, while CN’s operating ratio for the year improved by 3.1 points to 60.7 per cent.

Revenues for 2006 increased seven per cent to C$7,716 million. Revenues benefited from strength in coal, grain and fertilizers, intermodal, petroleum and chemicals, and metals and minerals. Revenues for 2006 were affected by the unfavourable C$255-million translation impact of the stronger Canadian dollar on U.S. dollar-denominated revenues.

Revenue ton-miles and freight revenue per revenue ton-mile both increased by three per cent in 2006 compared with 2005.

Operating expenses for 2006 increased by two per cent to C$4,686 million, largely because of increased fuel costs, purchased services and material expense, and depreciation. Partly offsetting these factors was the favourable C$150-million translation impact of the stronger Canadian dollar on U.S. dollar-denominated expenses, and lower casualty and other expense.

The stronger Canadian dollar reduced 2006 net income by approximately C$60 million, or C$0.11 per diluted share.

The financial results in this press release were determined on the basis of U.S. generally accepted accounting principles (U.S. GAAP).

(1) Please see discussion and reconciliation of these non-GAAP measures in the attached supplementary schedule, Non-GAAP Measures.

This news release contains forward-looking statements. CN cautions that, by their nature, forward-looking statements involve risk and uncertainties, including the assumption that while CN expects a moderate slowdown in the North American economy in the near term, its business prospects assume positive economic conditions in North America and globally, and that its results could differ materially from those expressed or implied in such statements. Important factors that could cause such differences include, but are not limited to, industry competition, legislative and/or regulatory developments, compliance with environmental laws and regulations, various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes, the effects of adverse general economic and business conditions, inflation, currency fluctuations, changes in fuel prices, labour disruptions, environmental claims, investigations or proceedings, other types of claims and litigation, and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to CN’s most recent Form 40-F filed with the United States Securities and Exchange Commission, its Annual Information Form filed with the Canadian securities regulators, its 2005 Annual Consolidated Financial Statements and Notes thereto and Management’s Discussion and Analysis (MD&A), as well as its 2006 quarterly consolidated financial statements and MD&A, for a summary of major risks.

CN – Canadian National Railway Company – spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.

Contacts:
Media	Investment Community
Mark Hallman	Robert Noorigian
System Director, Media Relations	Vice-President, Investor Relations
(905) 669-3384	(514) 399-0052

CANADIAN NATIONAL RAILWAY COMPANY CONSOLIDATED STATEMENT OF INCOME (U.S. GAAP)

(In millions, except per share data)

	Three months ended December 31		Year ended December 31

	2006	2005	2006	2005

	(Unaudited)

Revenues	$1,942	$1,886	$7,716	$7,240

Operating expenses	1,186	1,166	4,686	4,616

Operating income	756	720	3,030	2,624
Interest expense	(80)	(74)	(312)	(299)
Other income	27	10	11	12

Income before income taxes	703	656	2,729	2,337
Income tax expense	(204)	(226)	(642)	(781)

Net income	$499	$430	$2,087	$1,556

Earnings per share
Basic	$0.97	$0.80	$3.97	$2.82
Diluted	$0.95	$0.78	$3.91	$2.77

Weighted-average number of shares
Basic	515.5	539.9	525.9	551.7
Diluted	523.6	550.8	534.3	562.2

These unaudited interim consolidated financial statements, expressed in Canadian dollars, and prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP), contain all adjustments (consisting of normal recurring accruals) necessary to present fairly Canadian National Railway Company's (the Company) financial position as at December 31, 2006 and December 31, 2005, and its results of operations, changes in shareholders' equity and cash flows for the three months and years ended December 31, 2006 and 2005. These consolidated financial statements have been prepared using accounting policies consistent with those used in preparing the Company's 2006 Annual Consolidated Financial Statements and should be read in conjunction with such statements, notes thereto and Management's Discussion and Analysis (MD&A).

CANADIAN NATIONAL RAILWAY COMPANY CONSOLIDATED STATEMENT OF OPERATING INCOME (U.S. GAAP)

(In millions)

	Three months ended December 31			Year ended December 31

			Variance			Variance
	2006	2005	Fav (Unfav)	2006	2005	Fav (Unfav)

	(Unaudited)
Revenues
Petroleum and chemicals	$301	$283	6%	$1,173	$1,096	7%
Metals and minerals	204	215	(5%)	885	837	6%
Forest products	414	436	(5%)	1,745	1,738	-
Coal	93	75	24%	375	331	13%
Grain and fertilizers	352	310	14%	1,259	1,119	13%
Intermodal	358	339	6%	1,420	1,270	12%
Automotive	131	139	(6%)	514	514	-
Other items	89	89	-	345	335	3%

	1,942	1,886	3%	7,716	7,240	7%

Operating expenses
Labor and fringe benefits	466	453	(3%)	1,800	1,841	2%
Purchased services and material	222	224	1%	845	814	(4%)
Depreciation and amortization	167	157	(6%)	650	627	(4%)
Fuel	227	199	(14%)	890	725	(23%)
Equipment rents	63	46	(37%)	198	192	(3%)
Casualty and other	41	87	53%	303	417	27%

	1,186	1,166	(2%)	4,686	4,616	(2%)

Operating income	$756	$720	5%	$3,030	$2,624	15%

Operating ratio	61.1%	61.8%	0.7	60.7%	63.8%	3.1

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED BALANCE SHEET (U.S. GAAP)

(In millions)

	December 31	December 31
	2006	2005

	(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$179	$62
Accounts receivable	692	623
Material and supplies	189	151
Deferred income taxes	84	65
Other	192	248

	1,336	1,149

Properties	21,053	20,078
Intangible and other assets (1)	1,615	961

Total assets	$24,004	$22,188

Liabilities and shareholders' equity

Current liabilities:
Accounts payable and accrued charges	$1,823	$1,478
Current portion of long-term debt	218	408
Other	73	72

	2,114	1,958

Deferred income taxes (1)	5,215	4,817
Other liabilities and deferred credits (1)	1,465	1,487
Long-term debt	5,386	4,677

Shareholders' equity:
Common shares	4,459	4,580
Accumulated other comprehensive loss (1)	(44)	(222)
Retained earnings	5,409	4,891

	9,824	9,249

Total liabilities and shareholders' equity	$24,004	$22,188

(1) On December 31, 2006, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R),” which requires the Company to recognize the over or underfunded position of its various benefit plans in its Consolidated Balance Sheet. As such, on December 31, 2006, the Company increased its pension asset by $599 million, to $1,275 million, and decreased its pension and other post-retirement benefits liability by $7 million, to $481 million. The Company will recognize changes in the funded status in the year in which the changes occur, through other comprehensive income. The actuarial gains/losses and prior service costs/credits that arise during the period but are not recognized as components of net periodic benefit cost will be recognized as a component of Other comprehensive loss, net of tax. These amounts recognized in Accumulated other comprehensive loss will be adjusted as they are subsequently recognized as components of net periodic benefit cost. Prior to December 31, 2006, actuarial gains/losses and prior service costs/credits were deferred in their recognition, and amortized into net periodic benefit cost over the expected average remaining service life of the employee group covered by the plans. The adoption of SFAS No. 158 had no impact on years prior to 2006 as retrospective application was not allowed. This standard had no effect on the 2006 computation of net periodic benefit cost for pensions and post-retirement benefits.

These unaudited interim consolidated financial statements, expressed in Canadian dollars, and prepared in accordance with U.S. GAAP, contain all adjustments (consisting of normal recurring accruals) necessary to present fairly the Company’s financial position as at December 31, 2006 and December 31, 2005, and its results of operations, changes in shareholders' equity and cash flows for the three months and years ended December 31, 2006 and 2005. These consolidated financial statements have been prepared using accounting policies consistent with those used in preparing the Company's 2006 Annual Consolidated Financial Statements and should be read in conjunction with such statements, notes thereto and MD&A.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (U.S. GAAP)

(In millions)

	Three months ended		Year ended
	December 31		December 31

	2006	2005	2006	2005

	(Unaudited)
Common shares (1)
Balance, beginning of period	$4,476	$4,605	$4,580	$4,706
Stock options exercised and other	43	30	133	176
Share repurchase programs (2)	(60)	(55)	(254)	(302)

Balance, end of period	$4,459	$4,580	$4,459	$4,580

Accumulated other comprehensive loss
Balance, beginning of period	$(520)	$(169)	$(222)	$(148)
Other comprehensive income (loss):
Unrealized foreign exchange gain (loss) on:
Translation of the net investment in foreign operations	246	(43)	32	(233)
Translation of U.S. dollar-denominated long-term debt
designated as a hedge of the net investment in U.S. subsidiaries	(196)	29	(33)	152
Post-retirement and pension benefit plans adjustment:
Minimum pension liability adjustment	1	4	1	4
Derivative instruments:
Decrease in unrealized holding gains on fuel
derivative instruments	-	(70)	(57)	(35)

Other comprehensive income (loss) before income taxes	51	(80)	(57)	(112)
Income tax recovery (expense)	11	27	(179)	38

Other comprehensive income (loss)	62	(53)	(236)	(74)
Adjustment to reflect the funded status of benefit plans: (3)
Net actuarial gain (net of income tax expense of ($200) for 2006)	434	-	434	-
Prior service cost (net of income tax recovery of $14 for 2006)	(31)	-	(31)	-
Reversal of minimum pension liability adjustment (net of income
tax expense of ($6) for 2006)	11	-	11	-

Balance, end of period	$(44)	$(222)	$(44)	$(222)

Retained earnings
Balance, beginning of period	$5,306	$4,763	$4,891	$4,726
Net income	499	430	2,087	1,556
Share repurchase programs (2)	(313)	(235)	(1,229)	(1,116)
Dividends	(83)	(67)	(340)	(275)

Balance, end of period	$5,409	$4,891	$5,409	$4,891

(1)	For the three months and year ended December 31, 2006, the Company issued 1.7 million and 5.1 million common shares, respectively, as a result of stock options exercised. At December 31, 2006, the Company had 512.4 million common shares outstanding.

(2)	In 2006, the Company repurchased 29.5 million common shares under its share repurchase programs; 15.5 million common shares for $766 million (average price of $49.43 per share) under its new 28.0 million share repurchase program and 14.0 million common shares for $717 million (average price of $51.24 per share) under its previous 32.0 million share repurchase program which ended in the second quarter of 2006.

(3)	Pursuant to the adoption of SFAS No. 158.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS (U.S. GAAP)

(In millions)

	Three months ended		Year ended
	December 31		December 31

	2006	2005	2006	2005

	(Unaudited)
Operating activities
Net income	$499	$430	$2,087	$1,556
Adjustments to reconcile net income to net cash provided from operating activities:
Depreciation and amortization	167	157	653	630
Deferred income taxes	23	103	3	547
Other changes in:
Accounts receivable	403	18	(17)	142
Material and supplies	18	25	(36)	(25)
Accounts payable and accrued charges	48	28	197	(156)
Other net current assets and liabilities	(34)	(75)	58	8
Other	(52)	8	5	3

Cash provided from operating activities	1,072	694	2,950	2,705

Investing activities
Property additions	(472)	(388)	(1,298)	(1,180)
Acquisitions, net of cash acquired	(26)	-	(84)	-
Other, net	14	15	33	105

Cash used by investing activities	(484)	(373)	(1,349)	(1,075)

Financing activities
Issuance of long-term debt	183	987	3,308	2,728
Reduction of long-term debt	(234)	(1,019)	(3,089)	(2,865)
Issuance of common shares due to exercise of stock options
and related excess tax benefits realized	42	11	120	115
Repurchase of common shares	(373)	(290)	(1,483)	(1,418)
Dividends paid	(83)	(67)	(340)	(275)

Cash used by financing activities	(465)	(378)	(1,484)	(1,715)

Net increase (decrease) in cash and cash equivalents	123	(57)	117	(85)
Cash and cash equivalents, beginning of period	56	119	62	147

Cash and cash equivalents, end of period	$179	$62	$179	$62

Supplemental cash flow information
Net cash receipts from customers and other	$2,367	$1,830	$7,733	$7,375
Net cash payments for:
Employee services, suppliers and other expenses	(954)	(921)	(3,896)	(3,872)
Interest	(89)	(70)	(316)	(306)
Workforce reductions	(8)	(15)	(45)	(87)
Personal injury and other claims	(47)	(21)	(107)	(92)
Pensions	(66)	(54)	(112)	(127)
Income taxes	(131)	(55)	(307)	(186)

Cash provided from operating activities	$1,072	$694	$2,950	$2,705

Certain of the 2005 comparative figures have been reclassified in order to be consistent with the 2006 presentation.

CANADIAN NATIONAL RAILWAY COMPANY
SELECTED RAILROAD STATISTICS (U.S. GAAP)

	Three months ended		Year ended
	December 31		December 31

	2006	2005	2006	2005

	(Unaudited)
Statistical operating data
Freight revenues ($ millions)	1,853	1,797	7,371	6,905
Gross ton miles (GTM) (millions)	88,407	87,828	352,972	342,894
Revenue ton miles (RTM) (millions)	45,966	45,598	185,610	179,701
Carloads (thousands)	1,146	1,208	4,824	4,841
Route miles (includes Canada and the U.S.)	20,264	19,221	20,264	19,221
Employees (end of period)	21,811	21,540	21,811	21,540
Employees (average during period)	21,755	21,862	21,685	22,246

Productivity
Operating ratio (%)	61.1	61.8	60.7	63.8
Freight revenue per RTM (cents)	4.03	3.94	3.97	3.84
Freight revenue per carload ($)	1,617	1,488	1,528	1,426
Operating expenses per GTM (cents)	1.34	1.33	1.33	1.35
Labor and fringe benefits expense per GTM (cents)	0.53	0.52	0.51	0.54
GTMs per average number of employees (thousands)	4,064	4,017	16,277	15,414
Diesel fuel consumed (U.S. gallons in millions)	101	101	401	403
Average fuel price ($/U.S. gallon) (1)	2.16	1.89	2.13	1.72
GTMs per U.S. gallon of fuel consumed	875	870	880	851

Safety indicators
Injury frequency rate per 200,000 person hours (2)	2.0	2.3	2.1	2.4
Accident rate per million train miles (2)	2.0	2.8	2.2	1.8

Financial ratio
Debt to total capitalization ratio (% at end of period)	36.3	35.5	36.3	35.5

(1)	Includes the impact of the Company's fuel hedging program until September 30, 2006.
(2)	As reported to the Federal Railroad Administration.

Certain statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY INFORMATION (U.S. GAAP)

	Three months ended December 31			Year ended December 31

			Variance			Variance
	2006	2005	Fav (Unfav)	2006	2005	Fav (Unfav)

		(Unaudited)
Revenue ton miles (millions)
Petroleum and chemicals	7,930	7,949	-	31,868	31,235	2%
Metals and minerals	4,026	4,245	(5%)	17,467	16,848	4%
Forest products	10,049	10,581	(5%)	42,488	42,330	-
Coal	3,209	3,003	7%	13,727	13,576	1%
Grain and fertilizers	11,791	10,918	8%	44,096	40,393	9%
Intermodal	8,237	8,094	2%	32,922	32,184	2%
Automotive	724	808	(10%)	3,042	3,135	(3%)

	45,966	45,598	1%	185,610	179,701	3%

Freight revenue / RTM (cents)

Total freight revenue per RTM	4.03	3.94	2%	3.97	3.84	3%

Commodity groups:
Petroleum and chemicals	3.80	3.56	7%	3.68	3.51	5%
Metals and minerals	5.07	5.06	-	5.07	4.97	2%
Forest products	4.12	4.12	-	4.11	4.11	-
Coal	2.90	2.50	16%	2.73	2.44	12%
Grain and fertilizers	2.99	2.84	5%	2.86	2.77	3%
Intermodal	4.35	4.19	4%	4.31	3.95	9%
Automotive	18.09	17.20	5%	16.90	16.40	3%

Carloads (thousands)
Petroleum and chemicals	145	146	(1%)	590	594	(1%)
Metals and minerals	203	246	(17%)	981	994	(1%)
Forest products	154	172	(10%)	667	712	(6%)
Coal	94	101	(7%)	411	448	(8%)
Grain and fertilizers	157	151	4%	594	566	5%
Intermodal	332	322	3%	1,326	1,248	6%
Automotive	61	70	(13%)	255	279	(9%)

	1,146	1,208	(5%)	4,824	4,841	-

Freight revenue / carload (dollars)

Total freight revenue per carload	1,617	1,488	9%	1,528	1,426	7%

Commodity groups:
Petroleum and chemicals	2,076	1,938	7%	1,988	1,845	8%
Metals and minerals	1,005	874	15%	902	842	7%
Forest products	2,688	2,535	6%	2,616	2,441	7%
Coal	989	743	33%	912	739	23%
Grain and fertilizers	2,242	2,053	9%	2,120	1,977	7%
Intermodal	1,078	1,053	2%	1,071	1,018	5%
Automotive	2,148	1,986	8%	2,016	1,842	9%

Such statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available.

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES - unaudited

Adjusted performance measures
During the three and twelve months ended December 31, 2006, the Company reported adjusted net income of $472 million, or $0.90 per diluted share and $1,810 million, or $3.40 per diluted share, respectively. These adjusted figures exclude the impact of a deferred income tax recovery of $27 million ($0.05 per diluted share) in the fourth quarter and $277 million ($0.51 per diluted share) in the twelve-month period ended December 31, 2006 that resulted from the enactment of lower federal and provincial corporate tax rates in Canada and the resolution of matters pertaining to prior years’ income taxes. Management believes that adjusted net income and adjusted earnings per share are useful measures of performance that can facilitate period-to-period comparisons, as they exclude an item, such as the deferred income tax recovery that resulted from the enactment of lower federal and provincial corporate tax rates in Canada and the resolution of matters pertaining to prior years’ income taxes, that does not necessarily arise as part of the normal day-to-day operations of the Company and could distort the analysis of trends in business performance. The exclusion of such item in adjusted net income and adjusted earnings per share does not, however, imply that such item is necessarily non-recurring. These adjusted measures do not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The reader is advised to read all information provided in the Company’s 2006 Annual Consolidated Financial Statements, Notes thereto and Management’s Discussion and Analysis (MD&A). The following table provides a reconciliation of net income and earnings per share, as reported for the three and twelve months ended December 31, 2006, to the adjusted performance measures presented herein.

	Three months ended December 31, 2006			Year ended December 31, 2006

		Deferred tax			Deferred tax
In millions, except per share data	Reported	recovery	Adjusted	Reported	recovery	Adjusted

Revenues	$1,942	$-	$1,942	$7,716	$-	$7,716
Operating expenses	1,186	-	1,186	4,686	-	4,686

Operating income	756	-	756	3,030	-	3,030

Interest expense	(80)	-	(80)	(312)	-	(312)
Other income	27	-	27	11	-	11

Income before income taxes	703	-	703	2,729	-	2,729
Income tax expense	(204)	(27)	(231)	(642)	(277)	(919)

Net income	$499	$(27)	$472	$2,087	$(277)	$1,810

Basic earnings per share	$0.97	$(0.05)	$0.92	$3.97	$(0.53)	$3.44
Diluted earnings per share	$0.95	$(0.05)	$0.90	$3.91	$(0.51)	$3.40

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES - unaudited

Free cash flow
The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The Company defines free cash flow as cash provided from operating activities, excluding changes in the level of accounts receivable sold under the securitization program, less investing activities, and after the payment of dividends, calculated as follows:

	Three months ended		Year ended
	December 31		December 31

In millions	2006	2005	2006	2005

Cash provided from operating activities	$1,072	$694	$2,950	$2,705
Less:
Investing activities	(484)	(373)	(1,349)	(1,075)

Cash provided before financing activities	588	321	1,601	1,630

Adjustments:
Change in level of accounts receivable sold (1)	(293)	(11)	82	(54)
Dividends paid	(83)	(67)	(340)	(275)

Free cash flow	$212	$243	$1,343	$1,301

(1)	Changes in the level of accounts receivable sold under the Company's accounts receivable securitization program are considered a financing activity.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: January 24, 2007	By:	/s/ Cristina Circelli

		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel